Exhibit 99.2

LEISHEN ENERGY HOLDING CO., LTD.

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square,

Unit 15B10, Chaoyang District, Beijing, China

PROXY STATEMENT

General

The board of directors of Leishen Energy Holding Co., Ltd., a Cayman Islands exempted company (the “Company” and the “Board of Directors”), is soliciting proxies for the annual general meeting of shareholders of the Company (the “Meeting”) to be held on January 29, 2026, at 9:00 p.m., Beijing Time (January 29, 2026, at 8:00 a.m., Eastern Time). The Meeting will be held at the principal offices of the Company located at No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China, and virtually via Zoom at https://us04web.zoom.us/j/76833893679?pwd=6asn8qJVOGzBllLd4Gx85CJdCW6Tix.1 (Meeting ID: 768 3389 3679; Passcode: 4GusQR).

This Proxy Statement can be accessed, free of charge, at https://www.transhare.com/leishen from January 19, 2026, and will first be mailed to holders of Class A ordinary shares of par value US$0.001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.001 each (the “Class B Ordinary Shares,” and collectively with the Class A Ordinary Shares, the “Shares”) of the Company on or about January 19, 2026.

Record Date and Quorum

Only shareholders of record at the close of business on January 14, 2026 (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, 4,315,000 Class A Ordinary Shares and 12,710,000 Class B Ordinary Shares were issued and outstanding. The presence, in person or by proxy or through their authorized representative, of one or more shareholders holding at least one-third of all of the Shares in issue and entitled to vote will constitute a quorum at the Meeting.

Voting and Solicitation

Each Class A Ordinary Share in issue as at the Record Date is entitled to one (1) vote and each Class B Ordinary Share in issue as at the Record Date is entitled to twenty five (25) votes. Each resolution put to the vote at the Meeting will be decided on a show of hands, unless the Board of Directors demands before the Meeting that voting shall be conducted by poll or a poll is, before, on or after the declaration of the result of the show of hands, demanded by (i) the chairman of the Meeting or (ii) one or more shareholder present in person or by proxy and holding Shares representing at least ten percent (10%) of all of the issued Shares giving a right to attend and vote at the Meeting.

Copies of solicitation materials will be furnished to all holders of Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Shares beneficially owned by others to forward to those beneficial owners.

Voting on the proposals and the submission of the form of proxy must comply with the instructions set out in the form of proxy.

In order to be valid, your valid voting instructions and the proxy must be received not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof. TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy and enter your control number. TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com. TO VOTE BY FAX: Please fax the proxy card to 1.727.269.5616. TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

Approval of Proposals 1 and 2 below requires the affirmative vote of a simple majority of the votes cast at the Meeting.

Approval of Proposals 3 below requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Abstentions by holders of Shares will be counted for purposes of determining the number of Shares present at the Meeting, but will not be counted as votes for or against any proposal.

Revocability of Proxies

Any shareholder executing a proxy pursuant to this solicitation has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to its exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly executed Proxy Form bearing a later date, or

●	attending and voting in person at the Meeting.

Full Text of Resolutions

The full text of each resolution to be voted upon at the Meeting pursuant to Proposals 1 to 3 below is set forth in the Proxy Form accompanying this Proxy Statement.

PROPOSAL 1: RE-APPOINTMENT OF DIRECTORS

The Board of Directors is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers and monitors their performance. Members of the Board of Directors keep themselves informed of the Company’s business by participating in board and committee meetings, by reviewing analyses and reports, and through discussions with the Chairman of the Board and other officers.

There are currently five directors serving on the Board of Directors. Hongqi Li, Hongliang Li, Lufeng Cheng and Jingping Sun have been nominated for re-appointment as directors at the Meeting. Bin Dong has been nominated for election as an independent director at the Meeting. The election or re-appointment of each nominee will be voted on as a separate ordinary resolution at the Meeting. Each individual elected or re-appointed as a director at the Meeting will serve on the Board of Directors until their office is otherwise vacated or they are removed by ordinary resolution.

Name
Hongqi Li
Hongliang Li
Lufeng Cheng
Jingping Sun
Bin Dong

Hongqi Li, Chairman and Director

Mr. Hongqi Li has served as our Chairman of Board of Directors. Mr. Hongqi Li is responsible for the strategic direction of our Company in our bid to become the leading equipment manufacturer and solutions provider in the energy sector. Under Mr. Li’s leadership, the Group was able to use technology innovation and break into the high-end oil and gas equipment market. Mr. Li also oversaw our consolidation of market share in the PRC domestic market and expansion into overseas regions. Mr. Li started his career in the oil and gas industry in 2003 and has accumulated more than two decades of experience in the sector. Mr. Li obtained a bachelor’s degree from the Rocket Army Command Academy in 1994.

Hongliang Li, Chief Executive Officer and Director

Mr. Hongliang Li has served as our chief executive officer and director and joined our Group in 2008. Mr. Hongliang Li started his career at Shandong Jining Optical Cable Factory as an oil and gas department manager from 2003 to 2007 and oversaw oilfield project developments. In 2007, he joined Beijing Zhongji Xin’an Electronic Technology Co., Ltd. and served as its oil and gas department senior manager until 2008, overseeing oilfield sales, market development and strategic planning. Mr. Hongliang Li is responsible for the day-to-day management of our Company and our Group. He graduated in 2003 from Peking University with a bachelor’s degree in computer software.

Lufeng Cheng, Independent Director

Mr. Lufeng Cheng has served as our independent director since 2024. Mr. Cheng worked for China Petroleum Engineering and Construction Corporation from 1984 to 2020, in its financial and engineering divisions and was a senior engineer and project manager with the corporation. He graduated from East China Petroleum Institute with a bachelor’s degree in instrument engineering automation in 1982 and a master’s degree in 1984. We believe that Mr. Cheng’s rich experience in the oil and gas industry enables better understanding and supervision of Leishen’s financial management for the benefit of our shareholders.

Jingping Sun, Independent Director

Mr. Jingping Sun has served as our independent director since 2024. He worked for China National Petroleum Corporation from 1985 to 1997 as department head. He was an executive director of Zhuhai Zhonghuan Petroleum Co., Ltd from 1998 to 2014. Mr. Sun graduated from Lanzhou University with a bachelor’s degree in management in 1978. We believe that Mr. Sun’s wealth of experience in the oil and gas industry will provide Leishen with valuable supervision and oversight with a professional perspective.

Bin Dong, Independent Director

Mr. Bin Dong has been nominated to serve as our independent director. Mr. Dong holds a Ph.D. in management and has extensive experience in international cooperation, corporate management and capital-related affairs. Mr. Dong began his career with Beijing Urban Construction Group in 1997 and participated in the preparation of its public listing. He subsequently served in various senior management roles, including international market director and managing director of a construction technology subsidiary. From 2010 to 2013, Mr. Dong served as the founding vice chairman of the organizing committee of the Boao Forum for Asia International Capital Summit. From 2013 to 2017, he served as general manager of the international cooperation department of Capital Group. Mr. Dong graduated from Tianjin University of Finance and Economics with a bachelor’s degree in finance and later pursued an MBA program at Keele University in the United Kingdom. We believe that Mr. Dong’s extensive experience in international cooperation and corporate management will provide valuable independent oversight and guidance to Leishen.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF EACH OF THE NOMINEES FOR RE-APPOINTMENT LISTED IN THIS PROPOSAL.

PROPOSAL 2: RE-APPOINTMENT OF THE CURRENT INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors has authorized and approved the re-appointment of Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2026, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

The Board of Directors determined, pursuant to the recommendation of the Company’s audit committee, that the compensation of Wei Wei is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Wei Wei as the independent registered public accounting firm of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company to Wei Wei in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s annual report on Form 20-F for the year ended September 30, 2025, filed with the SEC on February 14, 2025.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RE-APPOINTMENT OF WEI, WEI & CO., LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2026.

PROPOSAL 3: THE AUTHORIZED SHARE CAPITAL CORRECTION AND M&A AMENDMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by special resolution, that (a) the existing amended and restated memorandum and articles of association of the Company be and is hereby further amended and restated to correct a technical error in the description of the Company’s authorized share capital, such that the authorized share capital of the Company is revised from US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each (the “Corrected Authorized Share Capital”), while maintaining the par value of each share at US$0.001 and without any change to the issued share capital or the rights attaching to any class of shares, by adopting the Second Amended and Restated Memorandum and Articles of Association (the “Second Amended and Restated M&A”) in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and (b) any director or officer of the Company be and is hereby authorized to do all such acts and things and to execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Second Amended and Restated M&A, including instructing the registered agent of the Company to make the necessary filings with the Cayman Islands General Registry and to update the register of members of the Company accordingly.

The M&A Amendment Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 4: THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals 1 to 3 in this proxy statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Hongqi Li

Chairman of the Board of Directors

Dated: January 19, 2026